CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel.  +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com


CreoScitex (America)
Mark Sullivan
Tel: +1-781-280-7585
Fax: +1-781-275-5649
Email: mark_sullivan@creoscitex.com


                             FOR IMMEDIATE RELEASE

            CreoScitex Features Speed, Automation and Connectivity
                     in New Products at Graph Expo 2000

GRAPH EXPO 2000 Chicago, IL (September 26, 2000) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), announced a variety of new products and released plans for developing its workflow and output product lines at Graph Expo 2000, the largest North American trade show for the graphic arts industry underway in Chicago, September 24-27.

Highlights of the CreoScitex new product lineup include the Lotem 800 Quantum, which combines the best features - SQUAREspot imaging, speed, automation- of the two most accepted and advanced computer to plate products into one. "This exciting product demonstration is one of the main reasons for creating CreoScitex," explained Mark Dance, President, CreoScitex. "We've combined the technology of the Lotem and Trendsetter into a powerful imaging device that is targeted to be a market leader in all aspects of performance. "

New productivity enhancements were also announced for the Trendsetter and Lotem platesetter family, including speed increases of up to 50%. Automation, integrated digital halftone proofing and SQUAREspot thermal imaging have also been applied to the enhanced models, which will begin delivery in November 2000.

Plans were also announced to create the CreoScitex Production Manager (CSPM), a seamless link between the powerful processing capabilities of the Brisque(tm) digital front end (DFE) and the innovative features of the Prinergy(tm) workflow management system. CSPM. Based on Prinergy, the new product will include management capabilities developed specifically for the Brisque DFE. CSPM is planned for release and commercialization during 2001.

New versions of workflow products were introduced including Prinergy 2.0, with expanded features that take advantage of the Internet to upload and download print job data, and perform remote proofing and job approval. New versions of Brisque include Brisque Extreme DFE Version 4.0, now capable of driving multiple devices while performing workflow tasks. Brisque(6) is a powerful digital front end that provides unprecedented levels of power and processing speed for large commercial printers. Brisque Open was also released, providing the superior productivity, quality, flexibility and reliability of Brisque to third party output devices.

CreoScitex is drawing large crowds to the first public demonstration of SP(tm) plateless digital printing technology. The SP plateless DOP process eliminates the need for lithographic plates when printing on an offset press, which simplifies logistics and reduces on-press make ready time. Three to four jobs an hour are being imaged and printed before crowds at Graph Expo.

New CreoScitex technology, products and enhanced product models are described in more detail at www.creoscitex.com.

                               ###

About CreoScitex
CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

                                 ##

(c)2000 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

                               ###

Contacts:

CreoScitex (America)
Mark Sullivan
Tel: +1-781-280-7585
Fax: +1-781-275-5649
Email: mark_sullivan@creoscitex.com